UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2020

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this offering circular to “us,” “we,” “our” or “our Company” refer to GK Investment Holdings, LLC, a Delaware limited liability company.

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. On September 29, 2017 we filed the First Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2018 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 30, 2017. On September 28, 2018 we filed the Second Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2019 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 19, 2018. Pursuant to the Offering Statement and its subsequent amendments, we offered up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,421,000 of Bonds.

We are managed by GK Development, Inc., d/b/a GK Real Estate (referred to herein as “GK Real Estate”), a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning, and selling.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 152,000 square feet of rentable commercial space. Upon acquisition, LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 60,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $30,000,000 from Nevada State Bank of which $29,500,000 was funded on the acquisition of Lake Mead Crossing and the unfunded balance of $500,000 was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Real Estate and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Real Estate. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, or the GKSI IV Loan, allocated between LM Parents and LM Development, of which $0 was outstanding as of June 30, 2019. We ultimately repaid an aggregate of $13,360,704 on the GKSI IV Loan, including $9,978,483 in principal, $1,889,486 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The mezzanine loan agreement with GK Real Estate is in the maximum amount of $2,608,100, or the GK Real Estate Loan I, allocated between LM Partners and LM Development, all of which was repaid as of June 30, 2019.

After the acquisition of Lake Mead Crossing, our Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and resulted in a gain of $1,738,882. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Real Estate Loan I.

We used Bond proceeds to repay the remainder of GK Real Estate Loan I in 2017.

As of December 31, 2020, the portion of Lake Mead Crossing owned by LM Partners was 98.6% leased and the portion of Lake Mead Crossing owned by LM Development was 64.8% leased.

2700 Ygnacio

On January 30, 2017, our Company, through 2700 Ygnacio Partners, LLC, a wholly-owned subsidiary of our Company, or Ygnacio Partners, acquired an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from an unaffiliated seller for $14,905,290, excluding prorations. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet.

The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000 from Mutual of Omaha Bank, of which $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender, (ii) an interim loan from GK Real Estate of $2,305,000, or the GK Real Estate Loan II, and (iii) proceeds from this offering of $1,750,000.

We used Bond proceeds to repay the GK Real Estate Loan II in 2017.

On January 10, 2020, our Company, through Ygnacio Partners, LLC, entered into a Purchase and Sale Agreement, as amended, to sell the office building at 2700 Ygnacio. The disposition closed on July 24, 2020 for a gross sales price of $15,700,000. The gross proceeds were used (i) to repay the first mortgage loan balance of $10,426,895, (ii) to pay closing costs of $134,274 associated with the extinguishment of the mortgage loan, (iii) to pay closing costs of $356,680 associated with the disposal of the rental property, and (iv) to pay closing prorations of $95,637. Net proceeds from the disposition totaled $4,686,514. Our Company realized a gain on the disposition of the rental property of $2,670,219.

LA Fitness Center

On May 31, 2019, our Company formed GK Clearwater LA Fitness LLC, an Illinois limited liability company, or Clearwater LA Fitness, as a wholly-owned subsidiary for the purpose of acquiring a fee interest in certain real property located in a portion of the Clearwater development in Oak Brook, Illinois, or the LA Fitness Center, through a special purpose entity.

On July 9, 2019, Clearwater LA Fitness acquired the LA Fitness Center in Oakbrook, Illinois for approximately $15,203,540, net of prorations. After pro-rations and closing costs, the acquisition was financed using (i) $6,178,383 in cash, and (ii) notes to KeyBank National Association in total principal amount of $8,998,344 with the maturity date on July 9, 2022. The note is secured by the property and a limited recourse guaranty of an individual related to the Manager.

As of December 31, 2020, LA Fitness Center was 100% leased to its single tenant, L.A. Fitness International, LLC.

Financial Summary

For the year ended December 31, 2020, we had revenue of $5,721,608, consolidated net income before depreciation, amortization of $1,549,076 and a consolidated net loss of $313,867.

For the year ended December 31, 2019, we had revenue of $6,826,807, consolidated net loss before depreciation, amortization of $491,214 and a consolidated net loss of $3,429,966.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for 2020, from January 1, 2020 to December 31, 2020 and for 2019, from January 1, 2019 to December 31, 2019.

As of December 31, 2020, we had the following two assets, (i) a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, which consists of multiple buildings aggregating approximately 204,000 square feet of rentable commercial space, and (ii) a commercial rental property located in Oakbrook, Illinois, consisting of approximately 49,440 square feet of rentable commercial space. A previously owned third asset consisting of a Class A office building located in Walnut Creek, California (2700 Ygnacio) consisting of approximately 152,000 square feet of rentable commercial space was disposed of on July 24, 2020.

Lake Mead Crossing was purchased on November 12, 2015 and GK Development, Inc. assumed management responsibilities on May 1, 2016. 2700 Ygnacio was purchased on January 30, 2017 and GK Development, Inc. assumed management responsibilities on that acquisition date, and subsequently terminated its management responsibilities on the disposition date of July 24,2020. LA Fitness Center was purchased on July 9, 2019 and GK Development, Inc. assumed management responsibilities on that acquisition date.

For the year ended December 31, 2020, our total revenues from operations amounted to $5,721,608. Operating costs for the same period, including depreciation and amortization of $1,862,943 but excluding interest expense of $5,101,329, amounted to $3,703,959. This resulted in operating income of $2,017,649. Net loss for the year amounted to $313,867 after taking into account depreciation and amortization of $1,862,469, interest expense of $5,101,329, the gain on the disposition of 2700 Ygnacio of $2,670,219 and miscellaneous income of $99,594.

For the year ended December 31, 2019, our total revenues from operations amounted to $6,826,807. Operating costs for the same period, including depreciation and amortization of $2,938,752 but excluding interest expense of $5,154,518, amounted to $5,569,537. This resulted in operating income of $1,257,270. Net loss for the year amounted to $3,429,966 after taking into account depreciation and amortization of $2,938,752, interest expense of $5,154,518 and miscellaneous income of $467,282.

Liquidity and Capital Resources

As of December 31, 2020, we had cash on hand of $4,804,635 and restricted cash (funded reserves) of $719,945. The funded reserves are comprised of (i) tenant improvement reserves of $36,346, which is required as a condition precedent of the mortgage loans payable, and (ii) bond cash coverage reserve of $683,599 held a UMB Bank, as trustee of the Bond, as a condition precedent of the current Bond Indenture agreement.

In our offering of a maximum of $50,000,000 of Bonds, purchase price per Bond was $1,000. The Bonds, which bear interest at a fixed rate of 7% per annum, mature on September 30, 2022. As of the date of this report, $33,421,000 had been sold. The proceeds from the offering received to date have been used for the acquisition of 2700 Ygnacio, to partially repay the loans from GK Real Estate and to pay down GKSI IV Loan, related to our acquisition of Lake Mead Crossing.

On April 30, 2019, we terminated the offering and as of such date of termination, we had a total net proceeds of $33,421,000 from this offering for company use. On July 9, 2019, Clearwater LA Fitness partially financed the acquisition of the LA Fitness Center through notes to KeyBank National Association in total principal amount of $8,998,344 with the maturity date on July 9, 2022. The remainder of the acquisition costs were funded by the offering proceeds.

During 2019 we redeemed $414,000 of the Bonds. We had $33,007,000 of Bonds outstanding as of December 31, 2020.

Our short- and long-term liquidity requirements primarily consist of operating expenses, capital expenditures and the repayment of debt. We expect to meet our liquidity requirements through net cash provided by operations and reserves established from existing cash. In addition, on July 24, 2020 we sold 2700 Ygnacio for $15,700,000. The gross proceeds were used (i) to repay the first mortgage loan balance of $10,426,895, (ii) to pay closing costs of $134,274 associated with the extinguishment of the mortgage loan, (iii) to pay closing costs of $356,680 associated with the disposal of the rental property, and (iv) to pay closing prorations of $95,637. Net proceeds from the disposition totaled $4,686,514.

Trend Information

On April 30, 2019, we terminated our Bond offering and as of such date of termination, we had sold $33,421,000 of Bonds in the offering. We have used the net proceeds from the offering to pay down existing indebtedness and pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of GK Real Estate. Our company is managed by GK Real Estate, its sole manager. Consequently, our company does not have its own separate directors or executive officers.

Name	Age	Position with our Company	Director/Officer Since

Garo Kholamian	62	President and Sole Director	1995
Sherry Mast	54	Principal – Asset Management	1997
Gregory C. Kveton	64	Principal – Development	2002
Susan Dewar	63	Senior Vice President – Acquisitions	2004
Melissa Pielet	56	Principal – Finance	2013

Executive Officers

Set forth below is biographical information for GK Real Estate’s executive officers.

Garo Kholamian, age 62, is the President, sole Director, and sole shareholder of GK Real Estate. Since the formation of the GK Real Estate in 1995, Mr. Kholamian and his affiliates have acquired and developed over 120 million square feet of commercial property including apartments, office, and commercial rental. Prior to forming GK Real Estate, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck, specializing in regional shopping malls, power centers and office buildings. At Homart, Mr. Kholamian was responsible for site selection, negotiation and project development and management of Homart’s community shopping centers, including over 2.2 million square feet of commercial rental space in the Midwest and Florida. Before managing the development of these centers, Mr. Kholamian assisted in the development of 1.5 million square feet of regional malls and 1.1 million square feet of office space throughout the U.S. for Homart. Mr. Kholamian received his Master’s Degree in Business Management from Loyola University of Chicago in 1985 and his Bachelor’s Degree in Architecture from the Illinois Institute of Technology in 1981. He is a member of the International Council of Shopping Centers and a licensed real estate broker in Illinois.

Sherry Mast, age 54, is the Principal – Asset Management at GK Real Estate. Ms. Mast joined GK Real Estate in 1997 and, prior to taking over asset management, established leasing, property management and financial procedures and systems for GK Real Estate. Ms. Mast is responsible for asset managing the company’s entire portfolio and also manages the day-to-day leasing activity, including outside broker relationships. Prior to joining GK Real Estate, Ms. Mast was Marketing Manager for Karp’s, a nationally recognized bakery supply company. There she was responsible for new product development, creating bakery supply solutions for national retailers. From joining that company in 1992, Ms. Mast was involved in the creation of new products and worked closely with national clients, including Starbucks Coffee, Wal-Mart, Dominick’s Finer Foods, and American Superstores. Prior to joining Karp’s, Ms. Mast was Quality Assurance Associate for Hyatt Hotel Corporation from 1989 through 1992. There she assisted in improving customer relations and maintaining Hyatt’s industry-leading service standards. Ms. Mast received her Bachelor’s Degree in Corporate Communications from Northern Illinois University. She is a member of the International Council of Shopping Centers and is a registered real estate salesperson in Illinois.

Gregory C. Kveton, age 64, is the Principal - Development at GK Real Estate. He joined GK Real Estate in 2002 to spearhead GK Real Estate’s ground-up development team by identifying opportunities in emerging growth markets. He also directs new development and ongoing capital construction. During his tenure, GK Real Estate has specialized in projects that deliver steady, increasing value for GK Real Estate’s investors, tenants, and community. Previously, Mr. Kveton was Senior Vice President - Operations with fiscal and operation responsibility for GK Real Estate’s portfolio. Before he joined GK Real Estate, he was Vice President of Asset Management in the commercial rental group of Lend Lease Real Estate Investments, where he was responsible for project oversight for power center development in the western United States. At Homart Development Company, the real estate development arm of Sears Roebuck, Mr. Kveton was National Director of the Community Centers group, where he oversaw asset and property management for the company’s power and community centers portfolio. Mr. Kveton graduated from Iowa State University with a Bachelor of Science Degree in Business Administration. He holds both the Certified Shopping Center Manager and Certified Retail Property Executive designations from the International Council of Shopping Centers (ICSC).

Susan Dewar, age 63, is the Senior Vice President – Acquisitions at GK Real Estate. Susan joined GK Real Estate in 2004, enriching the team with her extensive background in commercial, office and industrial real estate. Susan is responsible for reviewing and assessing each potential acquisition for GK Real Estate. She has been actively involved in the acquisition and financing of several regional malls, including a portfolio of four malls totaling more than 1.74 million square feet. She was previously involved in obtaining financing for several of GK Real Estate’s properties and maintains a presence in both the local and national banking communities. Previously, Susan was Vice President of Real Estate for the Elmer J. Krauss Organization, at the time, the largest industrial real estate owner in the State of Florida. While with Krauss, she oversaw more than 30 acquisition/disposition transactions in a 3-year period, including all due diligence and financing. In addition, she was responsible for all property and asset management for the entire portfolio. Susan attended the University of Houston, focusing on Business and Real Estate, and is a licensed real estate broker in the State of Florida. She is a member of the International Council of Shopping Centers (ICSC), a Certified Property Manager, and a 20-year member of the Institute of Real Estate Management.

Melissa Pielet, age 56, is the Principal - Finance at GK Real Estate. Melissa arranges financing for all of GK Real Estate’s acquisitions and developments. She procures first mortgage debt, mezzanine debt and preferred equity for GK Real Estate’s portfolio. This includes construction loans, bridge loans and permanent loans. She is also responsible for ongoing communication with lenders on all GK-owned assets. Before joining the GK Real Estate team, Melissa was a Principal and Executive Vice President of finance for 26 years with HSA Commercial. There she was responsible for financing the development and acquisition of over 67 million square feet of real estate with a market value of over $2.5 billion. This included industrial, commercial, office, medical office, senior living, hotels, and vacant land. During her tenure at HSA, Melissa oversaw communication with lenders for all ongoing needs related to HSA Commercial’s 16 million square feet of owned assets, including negotiation various loan restructures to benefit ownership. She also arranged financing for various third-party borrowers, including all of GK Real Estate’s acquisitions and developments. Melissa attended the University of Wisconsin, studying real estate and marketing. She is a member of the International Council of Shopping Centers (ICSC) and is licensed as a real estate broker in the state of Illinois.

Director and Executive Compensation

Our Company does not have directors and executive officers. It is operated by a sole manager, GK Real Estate. Garo Kholamian is the sole shareholder and director of GK Real Estate. We will not reimburse GK Real Estate for any portion of the salaries and benefits to be paid to its directors and executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of December 31, 2020, certain information regarding the beneficial ownership of our outstanding Units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding Units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding Units. Each person named in the table has sole voting and investment power with respect to all of the Class A Units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Interest Acquirable	Percent of Class

Class A Units	Garo Kholamian(1) 257 East Main Street, Suite 200 Barrington, IL 60010	100% Class A Membership Interest	N/A	100%

Class A Units	Directors and Executive Officers 257 East Main Street, Suite 200 Barrington, IL 60010	100% Class A Membership Interest	N/A	100%
_________________
(1) Held by Garo Kholamian individually.

Item 5. Interest of Management and Others in Certain Transaction

Lake Mead Crossing is managed by GK Real Estate under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected. Clearwater LA Fitness is managed by GK Real Estate under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected. GK Real Estate was responsible for promoting the sale of the Bonds and was entitled to receive a fee equal to 1.88% of the $50,000,000 gross proceeds received from the offering up to $940,000. As of December 31, 2020, GK Real Estate had received approximately $620,532 in promotional fees. In addition, GK Real Estate was entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross proceeds received from the offering up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross proceeds received from the offering up to $75,000. As of December 31, 2020, GK Real Estate has received approximately $181,539 in reimbursement of organizational and offering expenses and $49,511 in reimbursement of Blue-Sky filing fees. In the aggregate, GK Development, Inc. was entitled to receive 2.58% of the gross proceeds received from the offering.

Our Company through its wholly-owned subsidiaries has entered into the GKSI IV Loan in the maximum amount of $10,500,000, of which $0 was outstanding as of December 31, 2020. We ultimately repaid an aggregate of $13,438,838 on the GKSI IV Loan, including $9,978,483 in principal, $1,967,620 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The GK Real Estate Loan I is in the maximum amount of $2,608,100 and allocated between LM Partners and LM Development, all of which was repaid as of December 31, 2020. GKSI IV is managed by GK Real Estate.

Our Company through its wholly-owned subsidiaries has entered into the GK Real Estate Loan I with GK Real Estate in the maximum amount of $2,608,100, all of which was repaid as of December 31, 2020, $1,628,000 from Bond proceeds and $980,000 from the proceeds received from the sale of a building to PDCS.

Our Company through its wholly-owned subsidiary has entered into the GK Real Estate Loan II in the maximum amount of $855,000, all of which was repaid as of December 31, 2020 from Bond proceeds.

With respect to related parties, amounts incurred in 2020 consisted of the following:

GK Development, Inc.
Management fees (3% or 5% of gross collections)	$194,704
Disposition fee (2% of the sale price)	$314,000
Leasing commissions – capitalized	$181,331
Reimbursed expenses	$100,910

Item 6. Other Information

None.

Item 7. Financial Statements

GK Investment Holdings, LLC
(a Delaware limited liability company)

Consolidated Financial Statements
December 31, 2020 and 2019

Table of Contents
December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm	11
Consolidated Financial Statements
Consolidated Balance Sheets	12
Consolidated Statements of Operations	13
Consolidated Statements of Members' Deficit	14
Consolidated Statements of Cash Flows	15 – 16
Notes to Consolidated Financial Statements	17 – 40

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
GK Investment Holdings, LLC
Barrington, Illinois

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of GK Investment Holdings, LLC and Subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, members’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

/s/ Cherry Bekaert LLP

Richmond, Virginia
April 30, 2021

GK Investment Holdings, LLC
Consolidated Balance Sheets
December 31, 2020 and 2019

	2020	2019
ASSETS
Rental properties	$55,714,144	$55,511,603
Less: Accumulated depreciation	5,590,352	4,325,265
	50,123,792	51,186,338

Assets held for sale	-	12,751,075
Cash	4,804,635	2,140,621
Accounts receivable - tenants	873,207	313,166
Deferred rent receivable	260,525	209,407
Deferred leasing costs - Net	779,500	796,963
Lease intangibles - Net	1,945,513	2,418,269
Restricted cash - funded reserves	719,945	172,537
Other assets	38,899	29,118
Total assets	$59,546,016	$70,017,494

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES
Notes payable - Net	$34,948,713	$35,402,902
Bonds payable - Net	31,087,618	30,073,701
Liabilities associated with assets held for sale	-	10,621,884
Lease intangibles - Net	971,883	1,148,889
Accrued interest	167,914	225,419
Other accrued liabilities	400,874	340,272
Other liabilities	161,921	83,467
Total liabilities	67,738,923	77,896,534

Members' Deficit
Members' Deficit	(8,192,907)	(7,879,040)
Total liabilities and members' deficit	$59,546,016	$70,017,494

GK Investment Holdings, LLC
Consolidated Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019

Revenues	$5,721,608	$6,826,807

Operating Expenses
Operating expenses	975,298	1,351,977
Insurance	139,651	114,570
Management fees	194,704	260,513
Professional fees	184,032	248,183
Real estate taxes	347,331	655,542
Depreciation and amortization	1,862,943	2,938,752
	3,703,959	5,569,537
Operating Income	2,017,649	1,257,270

Other Income and (Expense)
Interest expense	(5,101,329)	(5,154,518)
Gain on disposition of rental property	2,670,219	-
Miscellaneous income	99,594	467,282
	(2,331,516)	(4,687,236)
Consolidated Net Loss	$(313,867)	$(3,429,966)

GK Investment Holdings, LLC
Consolidated Statements of Members' Deficit
Years Ended December 31, 2020 and 2019

	2020	2019

Balance - Beginning of Year	$(7,879,040)	$(4,449,074)

Consolidated Net Loss	(313,867)	(3,429,966)
Balance - End of Year	$(8,192,907)	$(7,879,040)

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities

Consolidated Net Loss	$(313,867)	$(3,429,966)
Adjustments to reconcile consolidated net loss to net cash flows from operating activities:
Depreciation and amortization	1,862,943	2,938,752
Amortization of above-market leases	89,340	222,892
Accretion of below-market leases	(177,006)	(397,230)
Deferred rent receivable (straight-line rent adjustment)	(51,118)	(89,956)
Amortization of debt issuance costs	200,020	195,518
Amortization of bond issuance costs and bond discount	1,013,917	926,815
Gain on disposition of rental property	(2,670,219)	-
Changes in:
Accounts receivable - tenants	(545,435)	(225,806)
Other assets	2,827	16,708
Accrued interest	(57,505)	55,351
Other accrued liabilities	(269,605)	119,493
Other liabilities	59,298	(102,175)
Net cash flows from operating activities	(856,410)	230,396

Cash Flows from Investing Activities
Acquisition of rental property	-	(15,203,540)
Additions to rental properties	(12,254)	(21,247)
Gross proceeds from sale of rental property	15,113,409	-
Payments of deferred leasing commissions	(181,331)	(313,464)

Net cash flows from investing activities	14,919,824	(15,538,251)

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	(Continued)	(Continued)
	2020	2019

Cash Flows from Financing Activities
Proceeds from notes payable	$-	$9,302,142
Payments of notes payable	(11,240,286)	(1,063,868)
Payments of debt issuance costs	(4,278)	(305,594)
Proceeds from bonds payable, net of discount	-	8,623,141
Redemption of bonds payable	-	(414,000)
Payment of bond issuance costs	-	(841,402)

Net cash flows from financing activities	(11,244,564)	15,300,419

Net Increase (Decrease) in Cash and restricted cash	2,818,850	(7,436)

Cash and restricted cash - Beginning of year	2,705,730	2,713,166

Cash and restricted cash - End of year	$5,524,580	$2,705,730

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$3,944,895	$3,976,834

Supplemental Disclosure of Non-cash Investing and Financing Activities

Increase in accrued liabilities for rental property additions	$205,933	$168,000

Classification of Cash and Restricted Cash
Cash	$4,804,635	$2,140,621
Restricted cash - funded reserves	719,945	172,537
Cash - included in Assets Held for Sale	-	392,572
Total Cash and restricted cash	$5,524,580	$2,705,730

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $33,007,000 were sold as of December 31, 2020 and 2019, respectively (Note 7). The Bonds are unsecured indebtedness of GKIH.

The Company has two classes of units, Class A Units and Class B Units. Fourteen individuals, or the Class A Members, hold all the Class A Units. Four entities, or the Class B Members, hold all the Class B Units. Currently, Class A Units and Class B Units each constitute 50% of the outstanding membership units and voting power, respectively, each a Membership Interest. The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. On May 31, 2019, GK Clearwater LA Fitness, LLC (“Clearwater”), an Illinois limited liability company was formed. LM Parent, LM Development, Ygnacio and Clearwater are 100% owned by GKIH.

The Company’s wholly owned subsidiaries as of December 31, 2020, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Ygnacio – 100% owned by GKIH;

Clearwater – 100% owned by GKIH

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Ygnacio was purchased on January 30, 2017 (and subsequently sold July 24, 2020, see Footnote 11). Clearwater was formed to acquire a two-story retail building located in Oak Brook, Illinois. Clearwater was purchased on July 9, 2019. Collectively, the real estate owned by these entities are referred to as the “Rental Properties”.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments -Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”) limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves. As of December 31, 2020, the Company had cash balances that exceeded the FDIC limits by an aggregate of $4,342,899. As of December 31, 2019, the Company had no cash accounts that exceeded the FDIC limits.

Restricted Cash – Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement at the bond trustee’s financial institution.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominately at the discretion of the tenant, provided certain conditions are satisfied.

●
Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases. The difference between cash received and straight-line revenue is recorded as deferred rent receivable on the accompanying consolidated balance sheets.
●
Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee.  We recognize this variable lease consideration only when each tenant’s sales exceed the applicable sales threshold.
●
We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.
●
Rental income may also include payments received in connection with lease termination agreements.  Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.
●
Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of our leases, we receive a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. We accrue reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At December 31, 2020 and 2019, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be presented net with income related to leases on the accompanying consolidated statements of operations. There was no bad debt expense recorded for the years ended December 31, 2020 or 2019.

Rental Properties -Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Assets Held for Sale – The Company may decide to sell properties that are held for use. The Company records these properties as held for sale when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year. Properties classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. When the carrying value exceeds the fair value, less estimated costs to sell an impairment charge is recognized. The Company estimates fair value, less estimated closing costs based on similar real estate sales transactions. These valuation assumptions are based on the three-level valuation hierarchy for fair value measurement and represent Level 3 inputs. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. No impairment charges were recorded for the years ended December 31, 2020 or 2019.

Lease Intangible Assets and Liabilities – Upon the acquisition of the Rental Properties, the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. Management’s determination of the relative fair values of the leases, relied in part, upon independent third-party valuation reports. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Upon the acquisition of the Rental Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Rental Properties to its occupancy level at the date each Rental Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Rental Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Rental Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of December 31, 2020 and 2019.

Debt Issuance Costs – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the Rental Properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable are refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Bond Issuance Costs and Bond Discounts –Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount (three to five percent) dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes -The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2020 and 2019, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Reporting Standards and Disclosure Requirements – The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

For each of the accounting pronouncements that affect the Company, the Company has elected of plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” which results in lessees recognizing most leased assets and corresponding lease liabilities on the balance sheet. The Company is not a lessee of any operating or finance leases. Lessor accounting remains substantially similar to previous accounting, however, certain refinements were made to conform the standard with the recently issued revenue recognition guidance in ASU 2014-09 “Revenue from Contracts with Customers”, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. The Accounting Standards Codification (“ASC”) 842 also limits the capitalization of leasing costs to initial indirect costs.

Further, the guidance requires (i) lease-related revenues to be presented in a single line item rather than the current presentation which separates them between “rental income” and “tenant recovery income” on the consolidated statements of operations and other comprehensive (loss) income and (ii) bad debt expense to be presented as an adjustment to revenue rather than the current presentation within “operating expenses” on the consolidated statements of operations and other comprehensive (loss) income. The standard also requires that lessors expense, on an as-incurred basis, certain indirect initial costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalized and therefore this new standard may result in certain of these costs being expensed as incurred after adoption.

On January 1, 2019, we began recognizing consideration received from fixed common area maintenance arrangements on a straight-line basis as this consideration is attributed to the lease component. Incremental direct leasing costs may be capitalized underthe new guidance, which is consistent with our existing policies. We have adopted the package of three practical expedients. With regards to the presentation of revenue, the Company has presented income related to leases as a single line item, net of bad debt expense, on the consolidated statements of operations beginning in 2018.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

Subsequent Events - The consolidated financial statements and related disclosures include evaluation of events up through and including April 28, 2021, which is the date the consolidated financial statements were available to be issued.

Note 2 - Rental Properties and Assets Held for Sale

Rental properties and depreciable lives (excluding amounts associated with assets held for sale) are summarized as follows:

	Depreciable Life - Years	2020	2019

Land	-	$16,857,081	$16,857,082
Land Improvements	10	2,490,252	2,490,252
Building and improvements	35 - 40	34,510,018	34,510,018
Tenant Improvements		1,844,539	1,654,251
Construction in Progress	-	12,254	-
Total cost		55,714,144	55,511,603

Accumulated depreciation		5,590,352	4,325,265

Net rental properties		$50,123,792	$51,186,338

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $1,280,733 and $1,513,167 for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2019, management determined that the Ygnacio rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale” as management was in discussions with a potential buyer of the property. At that point, depreciation ceased. Subsequent to year end, on January 10, 2020, the property went under contract. The Property was sold on July 24, 2020 – see Footnote 11 - Asset Disposition of Rental Property.

Note 2 - Rental Properties and Assets Held for Sale (continued)

As of December 31, 2020 and 2019, assets held for sale and associated liabilities, consisted of the following:

	2020	2019
Rental property, net	$-	$11,972,654
Cash	-	392,572
Accounts receivable - tenants	-	14,606
Deferred rent receivable	-	92,573
Deferred leasing costs - Net	-	219,619
Lease intangibles - Net	-	46,443
Other assets	-	12,608

Total assets held for sale	$-	$12,751,075

Notes payable - Net	$-	$10,402,806
Lease intangibles - Net	-	9,424
Other accrued liabilities	-	124,274
Other liabilities	-	85,380
Total liabilities associated with assets held for sale	$-	$10,621,884

Note 3 – Deferred Leasing Costs

Deferred leasing costs (excluding amounts associated with assets held for sale) are summarized as follows:

	Basis of Amortization	2020	2019

Lease commissions	Lease terms	$1,302,392	$1,416,765

Accumulated amortization		522,892	619,802

Deferred leasing costs - net		$779,500	$796,963

Total amortization expense charged to operations amounted to $198,794 and $344,688 for the years ended December 31, 2020 and 2019, respectively.

Note 3 – Deferred Leasing Costs (continued)

As of December 31, 2019, management determined that the Ygnacio rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale”. At that point, the related amortization ceased.

Future years amortization for Deferred Leasing Costs (excluding amortization associated with assets held for sale) is as follows:

Years Ending December 31

2021	178,193
2022	168,384
2023	164,084
2024	136,200
2025	58,107
Thereafter	74,532
Total	$779,500

Note 4 - Lease Intangibles

Lease intangible assets (excluding amounts associated with assets held for sale) are summarized as follows:

	2020	2019

Above-market leases	$513,705	$1,423,449
In-place leases	3,087,840	4,618,932
	3,601,545	6,042,381

Accumulated amortization
Above-market leases	134,011	954,415
In-place leases	1,522,021	2,669,697
	1,656,032	3,624,112

Lease intangible assets - net	$1,945,513	$2,418,269

Note 4 – Lease Intangibles (continued)

Total amortization expense attributable to Above-market leases, which is recorded as a reduction in Fixed lease income, amounted to $89,340 and $222,892 for the years ended December 31, 2020 and 2019, respectively.

Total amortization expense, attributable to In-place leases amounted to $383,416 and $1,080,897 for the years ended December 31, 2020 and 2019, respectively. The Company wrote-off fully amortized In-place leases and related accumulated amortization in the amount of $1,531,092 and $240,473 for the years ended December 31, 2020 and 2019, respectively.

Such amounts are included in depreciation and amortization on the accompanying statements of operations.

Future amortization for lease intangible assets (excluding amortization associated with assets held for sale) is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2021	$357,465	$89,340	$446,805
2022	347,443	89,340	436,783
2023	336,887	89,340	426,227
2024	336,887	89,340	426,227
2025	115,130	22,334	137,464
Thereafter	72,007	-	72,007
Total	$1,565,819	$379,694	$1,945,513

Lease intangible liabilities (excluding amounts associated with assets held for sale) consisted of:

	2020	2019

Below-market leases	$2,413,466	$2,591,202

Accumulated accretion	1,441,583	1,442,313

Lease intangible liabilities - net	$971,883	$1,148,889

Note 4 - Lease Intangibles (continued)

Total accretion expense of Below-market leases, reported as an increase in Fixed lease income, amounted to $177,006 and $397,230 for the years ended December 31, 2020 and 2019, respectively. Such amounts are included in depreciation and amortization on the accompanying statements of operations.

Future accretion income for lease intangible liabilities (excluding accretion associated with assets held for sale) is as follows:

Years Ending December 31	Total

2021	$156,333
2022	151,601
2023	148,246
2024	148,246
2025	135,326
Thereafter	232,131
Total	$971,883

As of December 31, 2019, management determined that the Ygnacio rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale”. At that point, the related amortization ceased.

Note 5 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)

Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. LM Partners is required to fund a monthly amount of $2,647 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

2700 Ygnacio, LLC (“Ygnacio”):

Tenant improvement/lease commission reserves: On acquisition, a reserve account in the amount of $500,000 was funded from the Mutual Bank of Omaha loan proceeds to be used to fund leasing commissions and tenant improvements approved by the lender. Ygnacio is not required to fund additional amounts into this reserve account. The funded reserves have been pledged as additional collateral for the Mutual Bank of Omaha mortgage loan. As of December 31, 2019, this reserve had been depleted and was not required to be replenished.

Note 5 – Restricted Cash - Funded Reserves – (continued)

GK Investment Holdings, LLC:

Bond service reserve: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the second anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

On September 30, 2019, the Company terminated the offering and as of such date of termination, was no longer required to maintain the bond service reserve. During 2019, the remaining funds were transferred, and the account was closed.

Bond cash coverage reserve: This reserve is required pursuant to the Bond Indenture Agreement, which requires that 120% of three months bond interest payments be placed into a reserve account held by the bond trustee.

Restricted cash - funded reserves consisted of:

	2020	2019

Tenant improvement/lease commission reserves	$36,346	$172,537
Bond cash coverage reserve	683,599	-

	$719,945	$172,537

Note 6 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

Nevada State Bank

Concurrent with the acquisition of the rental property, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the rental property and the unfunded balance of $500,000 (“NP 2”) was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender. NP 1 and NP 2 are collectively referred herein as (the “Notes”).

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $141,914.

Note 6 - Notes Payable (continued)

NP 2 bears interest at 4.00% per annum and is payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments of $2,789.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $9,556,022 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan (i.e., November 12, 2020). Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements. The Company was in compliance with the covenants for the years ending December 31, 2020 and 2019.

On May 7, 2020, the lender agreed to defer, but not waive or forgive, all principal payments for the moths of April, May, and June 2020 in the total amount of $185,972. During the deferral period, the Company continued to make interest payments on the loan, and the deferred principal continued to accrue interest. In addition, the Company could not make any member distributions until the deferred balance is paid in full, and a debt service coverage ratio of 1.25 to 1.0 is reached. Subsequent to year end, the Company paid back in full the total deferred principal on March 12, 2021.

Lake Mead Development, LLC (“LM Development”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 2.87% and 4.51% per annum at December 31, 2020 and 2019, respectively. Fixed monthly principal payments of $5,450 is required plus interest, through maturity of the loan on November 12, 2022. The loan was previously scheduled to mature on November 12, 2017, however a loan modification agreement was entered into extending the loan to November 12, 2022, under the same terms and conditions.

The loan is secured by the rental property and a personal guarantee by a member of GKIH. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the years ending December 31, 2020 and 2019.

Subsequent to year end, on March 2, 2021 the Company restructured the mortgage loan agreement with the lender and borrowed an additional $1,000,000 in loan proceeds. The company incurred additional debt issuance costs of $16,935. Net proceeds of $983,035 were received into the LM Development bank account on March 2, 2021.

Note 6 - Notes Payable (continued)

2700 Ygnacio, LLC (“Ygnacio”)

Mutual of Omaha Bank (CIT Bank, as successor)

Concurrent with the acquisition of the rental property by Ygnacio, Ygnacio entered into a loan agreement with Mutual of Omaha Bank in the maximum amount of $11,325,000 of which $10,825,000 was used to fund the acquisition of the rental property and the balance of $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender.

On July 24, 2020, The Company sold the rental property of Ygnacio and extinguished its debt with the lender. The principal balance of $10,426,895 was paid, as well as $30,005 of current accrued interest and a prepayment penalty of $104,269. See Footnote 11 - Asset Disposition of Rental Property.

Prior to sale, the loan bore interest at 4.50% per annum and was payable in monthly principal and interest payments of $63,373. The loan was scheduled to mature on February 1, 2024; however, the loan could have been extended for an additional three-year period through February 1, 2027 at the mutual decision of both the borrower and lender, and at an interest rate to be set on or before December 3, 2023. The loan was secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members. The loan was subject to a prepayment penalty ranging from 0.5% to 2.0% of the amount prepaid during the first six years of the term of the loan (i.e., October 21, 2022). Thereafter, the loan could have been prepaid without a prepayment penalty. In addition, the loan was subject to certain financial covenant measurements. The Company was in compliance with the covenants during the year through July 24, 2020, and for the year ending December 31, 2019.

GK Clearwater LA Fitness, LLC (“Clearwater”)

KeyBank

Concurrent with the acquisition of the rental property by Clearwater, Clearwater, along with an affiliated company of the Manager, entered into a loan agreement with KeyBank in the maximum amount of $12,902,000 of which $9,302,142 was used to fund the acquisition of the rental property.

The loan bears interest at the adjusted daily LIBOR, as defined. Payments of interest only are due through July 10, 2020, at which time monthly principal payments of $16,393 plus interest are due through the maturity date, at which time all unpaid principal and interest is due. The loan matures on July 9, 2022. The loan is secured by the rental property of Clearwater, as well as the rental property acquired by the affiliated company of the Manager, and a limited recourse guarantee of an individual related to the Manager. In addition, the loan is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the years ending December 31, 2020 and 2019.

Note 6 - Notes Payable (continued)

On May 1, 2020, the lender agreed to defer, but not waive or forgive, all interest and principal payments during the period commencing on May 1, 2020 and continuing up to and including July 31, 2020. On December 31, the accrued interest for the deferral period was added to the principal balance of the note.

Notes payable are summarized as follows:

	2020	2019

Nevada State Bank (NP 1)	$23,429,616	$23,983,926
Nevada State Bank (NP 2)	460,439	471,340
Barrington Bank & Trust Co. N.A.	2,373,000	2,438,400
Mutual of Omaha Bank	-	10,590,355
KeyBank	9,282,823	9,302,142

Total Notes payable, including assets held for sale	35,545,878	46,786,163
Less: Notes payable on assets held for sale	-	(10,590,355)
Total Notes payable	$35,545,878	$36,195,808

	Basis of Amortization	2020	2019

	Straight-line
	over
Debt issuance costs	loan terms	$1,232,577	$1,553,811

Less: Accumulated amortization		635,412	573,356

Debt issuance costs, including assets held for sale - net		597,165	980,455
Less debt issuance costs on assets held for sale - net		-	187,549
Total debt issuance costs - net		$597,165	$792,906

Notes payable - Net		$34,948,713	$35,402,902

Note 6 – Notes Payable (continued)

Total amortization expense of debt issuance costs charged to operations amounted to $200,020 and $195,518 for the years ended December 31, 2020 and 2019, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. The Company incurred and paid debt issuance costs of $4,278 and $305,594 for the years ended December 31, 2020 and 2019, respectively. The Company wrote off unamortized debt issuance costs of $187,549 on July 24, 2020 which has taken into consideration in the gain on sale of the Ygnacio rental property (see Footnote 11).

Interest expense for the years ending December 31, 2020 and 2019 was $1,570,619 and $1,813,944, respectively, of which $67,669 and $124,142 was incurred but not paid as of the years ending December 31, 2020 and 2019, respectively.

Future minimum principal payments are as follows, including notes payable on assets held for sale, are as follows:

Years Ending December 31	Total

2021	$1,044,152
2022	12,208,060
2023	847,998
2024	883,035
2025	20,562,633
Total	$35,545,878

Note 7 – Bonds Payable

The Company had offered 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 9 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

Note 7 – Bonds Payable (continued)

On January 15, 2019, the Company adopted a “Bond Redemption Plan” which consists of 1) optional bond redemption and 2) death and disability redemption. For both redemption options, the bondholder must provide written notice and must request redemption of at least 50% of their bond holdings. Once a redemption request has been made, the Company has 120 days to redeem the bonds. In the event of an optional redemption, the price per bond is equal to $850 plus any accrued but unpaid interest.

In the event of a death and disability redemption, and if the redemption is being made from the original purchaser of the bonds, the price per bond is equal to the price paid per bond; for all other persons seeking redemption, the price per bond is equal to $1,000. Both redemption options are subject to a redemption period of three calendar months. During the redemption periods, only 3.75% and 1.25% of the aggregate principal amounts of bonds outstanding can be redeemed for the optional redemption and death and disability redemption, respectively. For both redemption options, cash available for the redemptions is limited to available cash flows from operations or proceeds from the sale of assets.

On September 30, 2019, the Company terminated the offering and as of such date of termination, had sold $33,421,000 of bonds. As of December 31, 2020 and 2019, the Company had redeemed $414,000 of outstanding bonds.

The Indenture Trust Agreement places certain financial covenants on the Company. Beside the Bond cash coverage reserve being met (Note 5 – Restricted Cash – Funded Reserves), the Company must also maintain an Equity-Bond Ratio whereas the property equity values must be at or greater than 70% of the outstanding Bonds payable. The Company was in compliance with the covenants for the year ending December 31, 2020.

Bonds payable are summarized as follows:

	2020	2019

Bonds Payable	$33,007,000	$33,007,000

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$3,182,377	$3,182,377
Bond discount	bond terms	1,031,080	1,031,080
Subtotal		4,213,457	4,213,457

Less: Accumulated amortization		2,294,075	1,280,158

Deferred bond issuance costs - net		1,919,382	2,933,299

Bonds payable - net		$31,087,618	$30,073,701

Note 7 – Bonds Payable (continued)

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $1,013,917 and $926,815 for the years ended December 31, 2020 and 2019, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Bond interest expense for the years ending December 31, 2020 and 2019 was $2,316,773 and $2,218,240, respectively, of which $101,282 and $101,277 was incurred but not paid as of the years ending December 31, 2020 and 2019, respectively.

Note 8 - Operating Leases

The Rental Properties have entered into leases with tenants which are classified as operating leases.

Lease income under operating leases includes fixed minimum consideration and fixed CAM reimbursements which are accrued on a straight-line basis over the terms of the leases. Variable lease income includes consideration based on sales, as well as reimbursements for real estate taxes, utilities, marketing, and certain other items.

	2020	2019
Fixed lease income	$5,139,007	$6,044,220
Variable lease income	582,601	782,587
Total lease revenues	$5,721,608	$6,826,807

Approximate minimum base rentals to be received under these operating leases are as follows:

Years Ending December 31	Total

2020	$4,398,000
2021	4,193,000
2022	3,711,000
2023	3,226,000
2024	1,312,000
Thereafter	1,364,000
Total	$18,204,000

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Note 8 - Operating Leases (continued)

Lake Mead Partners, LLC

As of December 31, 2020, four tenants currently occupy 69.96% of the portion of the retail power center owned by LM Partners, representing approximately 25.15% of the future minimum base rental revenue of the Company under leases expiring on various dates between 2021 and 2025. These same tenants account for 30.91% and 27.71% of the base minimum rents of the Company for the years ended December 31, 2020 and 2019, respectively.

Lake Mead Development, LLC

As of December 31, 2020, two tenants currently occupy 91.82% of the portion of the power center owned by LM Development, representing approximately 13.48% of the future minimum base rental revenue of the Company under leases expiring on various dates between 2021 and 2025. These same tenants account for 6.72% and 7.58% of the base minimum rents of the Company for the years ended December 31, 2020 and 2019, respectively.

2700 Ygnacio, LLC
As of December 31, 2019, four tenants occupied 56.02% of the portion of the office building owned by Ygnacio, representing approximately 5.50% of the future minimum base rental revenue of the Company under leases expiring on various dates between 2021 and 2025. These same tenants accounted for 8.1% of the base minimum rents of the Company for the year ended December 31, 2019. The Property was sold on July 24, 2020 – see Footnote 11 - Asset Disposition of Rental Property.

GK Clearwater LA Fitness, LLC

As of December 31, 2020, one tenant currently occupies 100% of the portion of the retail center owned by Clearwater, representing approximately 33.77% of the future minimum base rental revenue of the Company under a lease expiring in 2025. This same tenant account for 28.52% and 10.83% of the base minimum rents of the Company for the years ended December 31, 2020 and 2019, respectively.

Note 9 - Related Party Transactions

The Rental Properties are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Ygnacio and Clearwater). In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

Note 9 – Related Party Transactions (continued)

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

With respect to related parties, amounts incurred consisted of the following:

	2020	2019

Management fees (3% or 5% of gross collections)	$194,704	$260,513
Acquisition fees (2% of the purchase price)	-	296,997
Disposition Fee (2% of the sale price)	314,000	-
Leasing commissions - capitalized	181,331	310,143
Reimbursed expenses	100,910	85,715
Bond issuance costs - capitalized	-	222,302
	$790,945	$1,175,670

As of December 31, 2020 and 2019, $36,072 and $20,544, respectively, was owed to GK Development, Inc., and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to GK Development, Inc.

Note 10 – Asset Acquisition of Rental Property

On July 9, 2019, the Company, through Clearwater, entered into an assignment of Purchase and Sale Agreement (“Assignment”), with GK Development, Inc., the Company’s Manager, and Sponsor, pursuant to which GK Development, Inc. assigned to Clearwater that certain purchase and sale agreement, as amended, to acquire a two-story, retail building located in Oak Brook, Illinois. The acquisition closed on July 9, 2019 for a purchase price of $15,203,540 (net of prorations). The primary reason for the acquisition was to realize the economic benefit of owning and operating a retail building. The results from the acquisition have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the allocation of the assets and liabilities acquired at the date of acquisition:

Land and land improvements	$1,611,981
Rental property and improvements	11,120,690
Leasing commissions	440,782
Above-market leases	513,705
In-place leases	1,516,382
Net cash consideration	$15,203,540

The following table summarizes the consideration transferred for the acquisition:

Cash	$6,178,383
Note payable obtained - net of debt issuance costs	8,998,344
Closing prorations	26,813
Fair value of consideration paid	$15,203,540

Acquisition costs attributable to the acquisition of Clearwater, which include acquisition fees and other closing fees totaled $353,665 for the year ended December 31, 2019. Such costs have been capitalized and included in rental properties on the accompanying consolidated balance sheets.

The fair value of total identifiable net assets acquired was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value is based relying heavily on market observable data such as rent comparables, sales comparables, and broker indications. The purchase price was allocated to the assets acquired based on their relative fair market value.

Note 11 – Asset Disposition of Rental Property

On January 10, 2020, the Company, through Ygnacio, entered into a Purchase and Sale Agreement, as amended, to sell the Ygnacio rental property. The disposition closed on July 24, 2020 for a gross sales price of $15,700,000. The primary reason for the disposition was to realize the economic benefit of selling a retail building.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross Proceeds from Sale	$15,700,000
less;
Note payable extinguished	10,426,895
Closing costs associated with the extinguishment of debt	134,274
Closing costs associated with disposal of rental property	356,680
Closing prorations associated with tenant security deposits	66,224
Closing prorations associated with other tenant amounts	29,413
Net Sale Proceeds from Disposition of Rental Property	$4,686,514

The following table summarizes the gain the Company recognized on the disposition:

Cash Consideration	$15,700,000
less:
Closing costs associated with the extinguishment of debt	134,274
Closing prorations associated with other tenant amounts	29,413
Deferred rent receivable	92,573
Closing costs associated with disposal of rental property	356,680
Rental property, Net	11,972,654
Deferred leasing costs, Net	219,619
Lease Intangibles, Net	37,019
Debt issuance costs, Net	187,549
Gain recognized on Disposition of Rental Property	$2,670,219

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)
Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Forced Sale Agreement among our company, the trustee and 1551 Kingsbury Partners, L.L.C, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)
Forced Sale Agreement among our company, the trustee, and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Forced Sale Agreement among our company, the trustee, and Garo Kholamian, incorporated by reference to Exhibit 6.5 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(d)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C., incorporated by reference to Exhibit 6.6 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(e)	Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(f)	Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(8)
Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

	By:	GK Development, Inc., d/b/a GK Real Estate
an Illinois corporation, Manager

Date: April 30, 2021	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 30, 2021	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	President of our manager (Principal Executive Officer)

Date: April 30, 2021	By:	/s/ Gregory Kveton
	Name:	Gregory Kveton
	Its:	Principal – Development of our manager (Principal Financial Officer and Principal Accounting Officer)